UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number: 001-32557

FRONTEER DEVELOPMENT GROUP INC.
(Translation of registrant's name into English)

Suite 1650, 1055 West Hastings Street
Vancouver, British Columbia Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated November 14, 2006: Fronteer Reports Third Quarter Results

99.2	News release dated November 16, 2006: Fronteer's Aurora Intersects 0.42% U308 Over 3 Metres at the Rainbow Project in Coastal Labrador

99.3	News release dated November 20, 2006: Fronteer Intersects 11 Grams Per Tonne Gold Over 15 Metres and Continues to Expand its Kirazli Deposit, Northwestern Turkey

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: November 20, 2006	By:	/s/ Sean Tetzlaff

Sean Tetzlaff
	Title:	CFO & Corporate Secretary